Filed by Hudson Executive Investment Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Hudson Executive Investment Corp.

Analyst Day Presentation

Disclaimer About this Presentation This presentation (this “Presentation”) has been prepared for use by Hudson Executive Investment Corp. (“Hudson”) and Groop Internet Platform, Inc. (d/b/a Talkspace) (the “Company”) in connection with their proposed business combination (the “Business Combination”). This presentation is for informational purposes only and may not be reproduced or redistributed, in whole or in part, without the prior written consent of Hudson and Talkspace. The information contained herein does not purport to be all-inclusive and none of Hudson, the Company or their respective affiliates makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. This Presentation does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of Hudson, the Company, or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. You should not construe the contents of this Presentation as legal, tax, accounting or investment advice or a recommendation. You should consult your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein to the extent you deem necessary. Forward Looking Statements Certain statements in this Presentation may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Hudson’s or the Company’s future financial or operating performance. For example, projections of future revenue and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. 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These non-GAAP financial measures are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing the Company’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that the Company’s Presentation of these measures may not be comparable to similarly-titled measures used by other companies. The Company believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to the Company’s financial condition and results of operations. The Company believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures. In addition, certain monetary amounts, percentages and other figures included in this Presentation have been subject to rounding adjustments. Certain other amounts that appear in this Presentation may not sum due to rounding. Use of Projections This Presentation contains financial forecasts with respect to the Company’s projected financial results, including revenue. The Company’s independent auditors have not audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation, and accordingly, they did not express an opinion or provide any other form of assurance with respect thereto for the purpose of this Presentation. These projections should not be relied upon as being necessarily indicative of future results. The assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Company or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this Presentation should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved. Industry and Market Data In this Presentation, Hudson and the Company rely on and refer to certain information and statistics obtained from third-party sources which they believe to be reliable. Neither Hudson nor the Company has independently verified the accuracy or completeness of any such third-party information. The Company and Hudson have supplemented this information where necessary with information from discussions with the Company’s clients and their own internal estimates, taking into account publicly available information about other industry participants and Company’s and Hudson’s management’s best view as to information that is not publicly available. Additional Information Hudson has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”) that includes a proxy statement/prospectus. The Registration Statement is not yet effective. This Presentation does not contain all the information that should be considered concerning the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the Business Combination. Hudson’s stockholders and other interested persons are advised to read, when available, the Registration Statement, including the proxy statement/prospectus, and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about the Company, Hudson and the Business Combination. When available, the definitive proxy statement and other relevant materials for the proposed Business Combination will be mailed to stockholders of Hudson as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Talkspace, Broadway #607, New York, NY 10025. Participants in the Solicitation Hudson and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Hudson’s stockholders in connection with the proposed Business Combination. Information about Hudson’s directors and executive officers and their ownership of Hudson’s securities is set forth in the Registration Statement. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed Business Combination may be obtained by reading the proxy statement/prospectus regarding the proposed Business Combination. You may obtain free copies of these documents as described in the preceding paragraph.

Today’s presenters Co-founder and President, Chief Operating Co-founder, Chief Technology Chief Executive Officer and Financial Officer Clinical Services Officer SVP Network Chief Medical Chief Marketing Chief of Staff and Quality Officer

Agenda

Time	Duration	Topic	Speaker(s)
11:00am – 11:10am	10 minutes	**Introductions**	Oren Frank & Roni Frank
11:10am – 11:30am	20 minutes	**Strategic Overview**	Oren Frank & Michaela Yule
11:30am – 11:50am	20 minutes	**Our Business: B2C**	Sam Braunstein
11:50am – 12:10pm	20 minutes	**Our Business: B2B**	Mark Hirschhorn
12:10pm – 12:30pm	20 minutes	**Technology Platform**	Gil Margolin
12:30pm – 12:35pm	5 minutes	**Session break**	
12:35pm – 12:55pm	20 minutes	**Clinical & Provider Network**	Deb Adler & Dr. Neil Leibowitz
12:55pm – 1:15pm	20 minutes	**Creating Shareholder Value**	Mark Hirschhorn
1:15pm – 1:45pm	30 minutes	**Financial Overview**	Mark Hirschhorn
1:45pm – 2:05pm	20 minutes	**Concluding Remarks and Q&A**	Oren Frank

3

Behavioral healthcare accessible for all

Therapy for all

Strategic overview Why behavioral health and why Talkspace?

Behavioral health is a vital service with an enormous TAM 70 million Americans suffer from mental illness, spread across all ethnic, socio-economic and age ranges 48,000 Americans died of suicide in 2018, the 10th leading cause of death in the U.S. $192 billion Of annual lost wages and lost productivity in U.S. as a result True Global TAM $496bn Illustrative fully-treated 1 $283bn 60% of Talkspace global TAM members reported they are in therapy for the International TAM $138bn first time Domestic TAM $76bn 2020 Source: Mordor Intelligence, NAMI; 1 TAM number calculated by taking the global TAM of those who receive treatment divided by the % of the total treatable population who receive care

COVID has only illuminated and accelerated a second pandemic – The behavioral health crisis 3x Prevalence of depression symptoms in the U.S. since beginning of COVID pandemic 60% Of adults reported their mental health had gotten worse since pandemic lockdown Covid-19 has shed light on another pandemic of depression, anxiety and grief. Prioritizing tech in 2021 will be the path to pandemic recovery for mental health. Mental health care has become even more crucial with the traumas of 2020 -but resources are stretched thin. China Long Avoided Discussing Mental Health. The Pandemic Changed That. Source: Washington Post as of November 2020, Tech Crunch as of January 2021, NBC as of December 2020, New York Times as of December 2020,
https://www.cidrap.umn.edu/news-perspective/2020/09/depression-triples-us-adults-amid-covid-19-stressors,
https://workplaceinsight.net/preparing-for-a-mental-health-epidemic-is-a-shared-responsibility/

Talkspace at a glance: A leading virtual behavioral health platform 2021E financial snapshot $125M net revenue 64% y/y rev. growth 64% gross margin 2M Members served to date 40M Covered lives1 51,000 Active members1,2 #1 Branded virtual therapy provider 3,000 Providers 68% Of members saw improvement in symptoms3 Source: Brand Health Tracking Study (February and July 2020); 1 As of 02/28/21; 2 Includes B2C and B2B active members; 3 DellaCrosse, M., Mahan, K., Hull, T.D., The Effect of Messaging Therapy for Depression and Anxiety on Employee Productivity. Journal of Technology in Behavioral Science. (2018).

Talkspace is a purpose-built full behavioral health solution Easy, quick and affordable access to care Technology designed to ensure clinical outcomes at scale Subscriber-based model to drive member utilization and care continuity A network where providers are motivated to practice Open new care channels across B2C, payors, employers and beyond A brand presence built to promote and destigmatize behavioral healthcare

Tech-enabled solution uniquely positioned to address full spectrum of clinical care across all channels Extensive Limited No presence Psychotherapy Psychiatry B2C / B2B Tech platform Provider credentialing standards Integrated peer review clinical outcomes Brand awareness Source: Talkspace market study and Company internal estimates (taking into account publicly available information about other industry participants and Company’s and Hudson’s management’s best view as to information that is not publicly available)

We believe the future of behavioral health is Talkspace’s pure-play, full-stack platform Core Developing Psychotherapy Psychiatry Self-Service & digital solutions (e.g. meditation) Chronic managed care Substance use disorder Virtual therapy and psychiatry Wellness and mindfulness platforms Artificial intelligence Machine learning Natural language processing ïƒ Quality, Engagement, Risk Assessment Referrals, Match, Monitoring, Predictive Interventions Any entry point / channel

Talkspace is its own behavioral health category: Differentiated leadership in the consumer market

Our members are at our center

B2C model overview Monthly therapy subscription plans Messaging Messaging Messaging Couples Teens Plus Premium Ultimate Text, video and Text, video and Text, video and Text, video and Text, video and audio messaging audio messaging audio messaging audio messaging audio messaging 1 Live Video 4 Live Videos 4 Live Videos $65/week $79/week $99/week $99/week $65/week Psychiatry and prescription management Initial consultation: Follow-up: Fee per session $199 $125 Robust growth B2C Active Members 1 32,000 20,000 2019A Current Sustained high growth in Direct To Consumer member base

The leading brand in digital behavioral health Brand awareness1 Top U.S. behavioral telehealth brands Source: July 2020 Brand survey—800 U.S. Consumers, 18-49 year olds 1 Measurement of aided awareness

A power full multi-channel marketing and branding strategy

Deep knowledge of member behavior and needs Linear and Digital TV Podcast / Radio Streaming Services / OTT SEM (Google, Bing, Apple) Affiliates & partnerships Prospect target audience by demographics Contextual targeting by key indicators First-time free trials Promotions Social Media (FB, IG, Pinterest) Content marketing Influencer marketing OOH Billboard Mobile In-App publishers Custom user-journeys crafted based upon intent Optimized plan recommendations Word of mouth referrals Therapist consultation Preference-driven therapist matching Guiding members through the funnel at each step of the journey

Broad, sustained and positive media coverage

Bloomberg

"If we talk about behavioral health, it was very broken before Covid, the level of access and the quality of the outcomes were subpar. We always thought that virtual care is a particularly good fit for behavioral health care, even before Covid."

January 13, 2021

CNBC

"What's unique about the business that Oren and Roni have built is that it's a purpose-built technology company really designed to meet the unmet medical needs in behavioral health. And it does so by improving access, it actually reduces cost to the consumer."

January 13, 2021

WSJ

"Talkspace, which connects users to therapists via video and text, says it has seen a 65% rise in demand. As the pandemic grinds on, the company is seeing people's concerns change."

April 26, 2020

RollingStone

"One well-reviewed teletherapy option, used even by celebs like Michael Phelps and Demi Lovato, is Talkspace, a subscription-based therapy service. Not only is it accessible, with the ability to reach out to a therapist 24/7, but affordable too."

February 20, 2021

InStyle

"Talkspace, a popular online therapy app, has created a free, private therapist-led support group for those affected by racial trauma, as well as financial assistance for therapy in the Black community."

June 12, 2020

TODAY

"An app, like Talkspace, has a lot of support built into its plans, including special programs to help you handle COVID-19 stress."

March 19, 2020

19

Q&A break

Talkspace is its own behavioral health category: Clear value proposition and traction with B2B clients

A comprehensive mental health solution is a key priority for the workplace today 9 of 10 employees (92%) report some level of anxiety from the pandemic Only one-third (32%) say they can balance working from home and other responsibilities Fewer than half of respondents (46%) say their company is making it easier to access and use employee benefits The need is creating outspoken demand amongst employees 91% Employees believe employers should care about emotional health 85% Employees considered behavioral benefits when evaluating a new job 60% Employers starting, continuing, or expanding behavioral health offerings The challenges presented by this crisis highlight the demand for cross-functional collaboration to truly address employee needs….financial concerns calls on business heads to demonstrate leadership by navigating the organization through chaotic times. ”—Willis Towers Watson Source: Willis Towers Watson, Mental health in the workplace: The coming revolution (McKinsey 2020)

Rapidly expanding B2B client base

The B2B segment quickly grew to >70 clients and >40MM commercial covered lives across plans and employers

	Health plans	Employers
Representative clients	OPTUM, Cigna, PREMERA BLUE CROSS, Humana, aetna	Google, Blackstone, accenture, VERITAS, JUSTWORKS, expedia group
Talkspace value proposition	• Employee Assistance Program (EAP) acts as "catch-all" for behavioral health and work / life issues • Provides personalized treatment plans • Behavioral Health (BH) allows members to access care under existing insurance plans	• Behavioral health becomes a focus of concern and attention for employers • Employees become more productive over the long-term • Employers can see higher employee retention rates

Key stats

- **+36%** increase in work productivity
- **50%** less hours of work missed
- **+68%** increase in activities outside of work

Source: Springer 2018 issue anxiety remission

23

B2B clients across the spectrum – Every kind of enterprise client is served Channel partners to distribute B2B services Robust growth Employee Assistance Behavioral Health Direct to Employer Program Care through employer plan Care through Care direct from in-network providers employer benefits Psychiatry and prescription management Initial consultation: Follow-up: Fee per session $1801 $1051 Total B2B covered lives (mm) 40 2 2 Q1’19 Current Impressive client growth success despite only recently launching 1 B2B Psychiatry pricing shown as an average, true amount varies by provider type and payer; 2 As of 02/28/21

B2B case studies

Cigna

- In response to the COVID-19 pandemic, Cigna needed to enable simpler and more convenient access to an expanded suite of virtual behavioral support services
- Implemented Talkspace in less than 3 weeks and in May 2020, Talkspace became an in-network provider for Cigna
- Cigna launched a program focused on PR, education and direct marketing

PREMERA BLUE CROSS

- Majority of Premera's members located in geographies with significant behavioral healthcare provider shortages
- Premera needed to increase member access to care
- In April 2019, Talkspace became an in-network provider for the Premera behavioral health network, offering members psychiatric and psychotherapy services

Example reporting metrics

+62%
Improvement on one or more clinical scales (e.g. PHQ, GAD)

5,000+
Members registered for Talkspace within the first 10 weeks

~96%
Of members were immediately matched with an available provider

+287%
Growth in new registered users within 2 months

59%
Showed improvement on one or more clinical scales

98%
Of members were immediately matched with a provider

"It stops being so much about when the clock told you you needed to get help. **It's there when you need it.** That was a really major part for us."
Cigna MD, Behavioral Solutions

"After in-person therapy didn't fit…I apprehensively decided to try this platform. **It's really helped me work through the program while maintaining my normal day-to-day schedule.**"
Premera member

Source: Company prepared B2B customer case studies

25

B2C and B2B drive each other

Q&A break

Talkspace is its own behavioral health category: Purpose-built technology platform

Talkspace's evidence-based quality platform



Talkspace Core
Matching Algorithm
Recommendations Engine
Transcript Analysis
Machine Learning
Clinical Quality
Working Alliance
Outcome Measures
Client Reviews
Discharge Results
Provider Network
Provider Score
Onboarding
Orientation
Quality Control
Insights Generator
Better Outcomes
Personalized Care
Lower Costs
Provider Techniques
Condition-Based Programs
Predictive Tools
Outcome Trends
Engagement Patterns
Evidence-Based Therapy
Intake
Match
Alliance Treatment Progress
Integration

29

Robust technology platform drives differentiated care model

The journey	Technology engaged	Impact
1 Screening / intake	Robust, data-supported provider network	Highly specialized, reliable expertise
2 Match	Proprietary matching algorithm and quality control	Personalized matches to suit specific needs and preferences
3 Treatment	Machine learning-driven tools and programmatic / predictive therapy	Meaningful clinical outcomes
4 Outcomes	Outcome trends and engagement patterns	Outcomes visualization tools become iterative in treatment journey
5 Discharge	Clinical progress tracker and data-driven discharge results	Data results to enable and reinforce positive next step
6 Maintenance	Personal digital care tools	Providing better therapy at scale – truly managed care

Talkspace platform improves through use, constantly bolstering the value added to users

30

We believe our technology delivers a best-in-class customer experience Guaranteed Multi-platform Digital navigation Find provider response time capability and triage Personalized matches Secure, reliable Live video sessions with Goal-setting, guidance, to suit specific needs messaging with a providers across mobile and personalized and preferences licensed provider and desktop treatment plans

Member platform demo

Provider tools and interfaces drive provider efficiency Seamless mobile interface Easy to navigate dashboards

Provider platform demo

Complete and unique data set enables superior service to all stakeholders 2.1M 80M 1.9M 250K Registered member Anonymized messages Psychographic Clinical diagnostics database Text, audio, photo, video measurements1 Members Understand members’ psychographics to predict needs to deliver higher care and preempt risky behaviors Clinicians Facilitate and augment provider care to enable better member / provider relationship and ensure optimal provider utilization Payors Improve costs of care significantly through improved quality and reliability of service Employers Better anticipate employee behavioral needs to improve efficiency and satisfaction at an organizational level

Machine learning features constantly enhance member experience 1 2 Increase Drive higher understanding quality dialogue of member Analyze history of member interactions Improve Draw inferences care plan Identify Risk from member 3 6 profile and robust dataset Supplement with clinical input Provide Maximize feedback 5 engagement to provider 4

Security and privacy by design Confidentiality Integrity Availability Fully cloud-based Talkspace web and All data encrypted Notable third-party Information Security systems mobile apps access in transit (using TLS software used in Officer responsible for data using secure 1.2 or higher) and development implementing and Strong information APIs, providing at rest (using AWS’ monitoring security security program additional KMS, AES 512) Secure coding measures for the with SOC 2 Type 2 protections for data practices platform / ecosystem compliance access Strong privacy program Dedicated Data Privacy Officer with 20 years of HIPAA experience Formal documented privacy management program Privacy by design approach promotes patient privacy in every stage of product development

Q&A break

Session break

Talkspace is its own behavioral health category: Clinical network pioneering data-driven quality of care and efficiency

Provider testimonial

Unparalleled network quality and adequacy Robust growth Active providers 3,000 1,300 Jun’19 Current Unparalleled value proposition Flexibility and convenience Professional development Efficiency Income Unmatched presence and quality Access 3,000 providers across all 50 U.S. states Experience 100% 8 years of providers with a average years of Masters degree or higher experience per provider Diversity 84% female, 16% male 21 clinical specialties 26% people of color 31% under age 35

Hybrid network model benefit both Talkspace both provider

Providers’ capacity management ensures network scalability Network mission Deliver timely access, high quality, evidence based care to Talkspace members, at scale Predictive, real time, state level capacity dashboard Automated, fast, efficient provider enrollment

Ensuring highest standards of clinical quality Embedded evidence-based workflow Progress tracking Goals and objectives Outcome measures

Science-based approach driving meaningful clinical outcomes Clinical case study Talkspace treatment efficacy 12 PHQ-9 GAD-7 10 8 6 4 2 0 Pre Post 68% Of patients improved or remitted Talkspace treatment efficacy Published study of 10,718 participants Study length of 1.5-3 months Average patient age 35 Based on PHQ-9, GAD-7 results Clinical standard for measuring depression and anxiety symptoms, respectively A focus on clinical excellence 10 Peer-reviewed studies Additional 2020 NIMH grants $3.9M grant with University of Washington to conduct a randomized control trial evaluating the efficacy of messaging therapy $3.7M grant with University of Washington that examines strategies for enhancing digital behavioral healthcare Source: Hull, T.D., Malgaroli, M., Connolly, P.S. et al. Two-way messaging therapy for depression and anxiety: longitudinal response trajectories. BMC Psychiatry 20, 297 (2020)

Q&A break

Creating shareholder value

Multiple levers for continued rapid growth

Expand user base and drive engagement

- Expand base through driven **brand awareness**
- **Drive member engagement** beyond episodic care

Expand partnerships

- **Expand base and penetration** of existing B2B clients
- Add **new B2B client** relationships

International expansion

- **Highly exportable** platform capabilities
- **30mm[1]+** near-term international addressable patients

M&A

- Multiple **adjacency areas** to enter
- Further **expand care capabilities**

[1] % prevalence of mental health and substance abuse disorders in each country (2017 data provided by https://ourworldindata.org/mental-health#prevalence-of-mental-health-and-substance-use-disorders) multiplied by 2020 total country population (https://www.nationsonline.org/oneworld/population-by-country.htm), prevalence figures are as follows – UK: 15%, Canada: 16%, South Africa: 13%, Australia: 18%, New Zealand: 19%

49

Expand highly-engaged core user base

Continue driving brand awareness and member engagement

THE OPRAH MAGAZINE

VOGUE Fortune


Love is
in couples therapy

Love is
in therapy

DEMI

Highest brand awareness[1]
relative to competitors


talkspace
MDLIVE
betterhelp
Teladoc

Brand awareness of Talkspace

Expand member base

- Utilize brand awareness for further penetration
- Transition existing user base in need of psychiatry services
- Expand provider network and capabilities
- Continue penetrating large base of potential members currently suffering without access

80% of members viewed Talkspace as more effective than traditional, F2F therapy

98% of members viewed Talkspace as more convenient than traditional therapy

36% of Americans are open to seeing a therapist

42% of Americans have seen a therapist at some point in their lives

Source: July 2020 Brand survey - 1,200 U.S. consumers, 18-49 y.o.; Hull, T.D., Mahan K. A Study of Asynchronous Mobile-Enabled SMS Text Psychotherapy. Journal of Telemedicine and e-Health, Vol. 23, No. 3; "Americans Feel Good About Counseling"; [1] Measurement of aided awareness

50

Diverse pathways to continued B2B growth Address embedded members in existing B2B clients Add new B2B clients Expand capabilities B2B lives covered growth (mm) 1 Extend member retention through 40 self-service care products 2 Further establish and grow psychiatry 2 2 Q1’19 Current Partner with additional regional and 3 Expand into sleep & wellness national health plans B2B lives covered growth Accelerate outbound marketing efforts (2019) 4 Integrate platform with other in order to further penetrate B2B At launch Current1 providers segment Client A 3,000 126K Leverage broker and consultant relationships to reach additional clients 5 Offer service at a global scale Client B 34K 2.4mm Continue penetrating college / Client C 1.7mm 4.8mm university market 1 As of 12/01/20; 2 As of 02/28/21

Clear Global expansion opportunity

Optimally positioned for M&A opportunities across behavioral health landscape Chronic managed care Substance use disorder Virtual therapy and Wellness and psychiatry adjacencies mindfulness platform Address price Upsell product to sensitive users and current users to drive expand member ARPU base Provide low acuity solution as de-escalating from therapy

Overview of financials

Financial performance highlights Attractive market trends Embedded growth opportunities Efficient customer profitability metrics Unique economic model Capital deployment Demand for behavioral services driving widespread insurance coverage Positive regulatory outlook with loosening of cross-state credentialing COVID acted as accelerant to underlying behavioral market tailwinds Additional Members from both existing and new B2B clients Increased awareness & engagement ïƒ increased utilization Psychiatry and new product rollouts create meaningful growth opportunity Waning from high-cost social media channels driving lower CAC Expansion of service lines driving increased customer duration and LTV Strong forward year visibility into B2B sales / member base Low marginal cost to support new members Highly predictable visit utilization patterns Low long-term capital intensity and high free cash flow conversion Effective framework for capital deployment Platform to capitalize on industry dynamics expected to offer acquisition opportunities to build membership, capabilities and service offerings Continue to create and realize opportunities to build deeper penetration with health plans and align on strategy

Exceptional financial profile with strong growth trajectory Net revenue ($mm) | Growth (%) Gross profit ($mm) | Gross margin (%) Net revenue ($mm) | Growth (%) Gross profit ($mm) | Gross margin (%) EBITDA1 ($mm) | EBITDA margin (%) 1 We have not provided a reconciliation of EBITDA to GAAP net income (losses) on a forward-looking basis due to the potential variability, limited visibility and unpredictability

Financial outlook Near-to-medium term growth and margin expectations Revenue growth Gross margin expansion EBITDA margin expansion Rapid growth in both B2B and B2C segment Strong growth in new clients coupled with high retention of existing accounts Increasing awareness and engagement driving utilization growth in membership base Expansion driven by product mix shift towards higher-demanded video therapy plans and B2B segment Alignment towards market-level provider rates coming from historical highs As LTV increases, usage of rebates and discounts per dollar of revenue earned for first-time users diminishes Operating margin improvement driven by low infrastructural and marginal cost to support new members Mix shift towards B2B segment meaningfully lowers marketing and customer acquisition costs Robust technology platform creates operational automation opportunities to reduce overhead over time

Profit and loss snapshot H I S T O R I C A L F O R E C A S T 2017A 2018A 2019A 2020A 2021E 2022E 2023E ($ in millions) Net revenue $18 $29 $38 $76 $125 $205 $285 % growth 61% 33% 100% 64% 64% 39% Gross profit 8 14 20 50 80 129 176 % margin 47% 49% 51% 65% 64% 63% 62% Operating (23) (34) (49) (72) (93) (114) (134) expenses EBITDA1 (14) (20) (29) (22) (12) 14 42 1 We have not provided a reconciliation of EBITDA to GAAP net income (losses) on a forward-looking basis due to the potential variability, limited visibility and unpredictability

Financial statement presentation Income Statement Revenues Commentary We generate revenues from the sale of monthly membership subscriptions to our therapy platform, payments from consumers and their respective insurance companies and annually contracted platform access fees paid to us by our enterprise clients for the delivery of therapy services to their members or employees We recognize consumer subscription revenues ratably over the monthly subscription period, beginning when therapy services commence We recognize contracted minimum revenue from our enterprise clients from the commencement of their contract term through the annual period We also recognize revenue as services are performed under contracts that do not provide for a contracted annual minimum fee Revenues are recognized when we satisfy our performance obligation to provide virtual behavioral healthcare services which occurs over the period under contract, when our consumers have access to our platform. Revenue is recognized in an amount that reflects the consideration that is expected in exchange for the service Revenue growth is generated from increasing our membership subscriptions, contracting with enterprise clients and health plans. As of February 28, 2021, we had 51,000 total B2C and B2B active members, 10 health plan clients (covering over 40 million lives) and 72 enterprise clients We have demonstrated continued revenue growth during 2019 and 2020 as a direct result of the increased penetration of the direct-to-consumer market, and the Company’s 2018 entry into the commercial insurance and enterprise sales markets The Company’s Net revenues grew 100% from $38.2 million for the year ended December 31, 2019 to $76.2 million for the year ended December 31, 2020

Financial statement presentation (cont’d) Income Statement Commentary Cost of revenues Comprised of therapist payments and hosting costs Largely driven by the size of our provider network that is required to service the growth of our customer base, in addition to the growth of our health plan and enterprise clients We designed our business model and our provider network to be scalable and to leverage a hybrid model of both employed practitioners and independently contracted practitioners to support multiple growth scenarios. While we expect increased investments to support accelerated growth and the required investment to scale our provider network, we also expect increased efficiencies and economies of scale Research and development Includes personnel and related expenses for software development and engineering, information expenses technology infrastructure, security and privacy compliance and product development (inclusive of stock-based compensation for our research and development employees), third-party services and contractors related to research and development, information technology and software-related costs R&D expenses will increase on an absolute dollar basis as we continue to grow our platform and product offerings; however, the anticipated corresponding future revenue growth is expected to result in lower research and development expenses as a percentage of revenue Clinical operations Clinical operations expenses are associated with the management of our provider network of expenses therapists. Such costs are comprised of costs related to recruiting, onboarding, credentialing, training and ongoing quality assurance activities (inclusive of stock-based compensation for our clinical operations employees), costs of third-party services and contractors related to recruiting and training and software-related costs We expect clinical operations expenses will increase on an absolute dollar basis as we continue to grow our provider network and product offerings

Financial statement presentation (cont’d) Income Statement Commentary Sales expenses Consist primarily of employee-related expenses, including salaries, benefits, commissions, travel and stock-based compensation costs for our employees engaged in sales and account management We expect our sales expenses to increase as we continue to invest in the expansion of our health plan and enterprise business. We expect to hire additional sales personnel and related account management personnel to properly service our increasing client base, to develop additional growth opportunities within existing clients and to develop new market opportunities Marketing expenses Consist primarily of advertising and marketing expenses for consumer acquisition and retention, as well as personnel costs, including salaries, benefits, bonuses, stock-based compensation expense for marketing employees, third-party services, contractors and customer service team Also include third-party software subscription services, third-party independent research, participation in trade shows, brand messaging and costs of communications materials that are produced for our clients to generate greater awareness and utilization of our platform among our health plan and enterprise clients Consumer marketing expenses are primarily driven by investments to grow and retain our consumer base and may fluctuate as a percentage of our total revenue from period to period due to the timing and extent of our advertising and marketing expenses

Financial statement presentation (cont’d) Income Statement Commentary General & administrative Consist primarily of personnel costs, including salaries, benefits, bonuses and stock-based compensation expense for our executive, finance, accounting, legal and human resources functions, as well as professional fees, occupancy costs, and other general overhead costs We expect to incur additional general and administrative expenses in compliance, legal, investor relations, director’s and officer’s insurance, and professional services following the completion of the business combination related to our compliance and reporting obligations as a public company We also anticipate that as we continue to grow as a company our general and administrative expenses will increase on an absolute dollar basis. However, we expect our general and administrative expenses to decrease as a percentage of our total revenue over the next several years Income taxes Our taxes on income consists primarily of foreign income taxes related to income generated by our subsidiary organized under the laws of Israel As we expand the scale of our international business activities, any changes in the U.S. and foreign taxation of such activities may increase our overall provision for income taxes in the future We have a full valuation allowance for our U.S. deferred tax assets, including federal and state NOLs. We expect to maintain this valuation allowance until it becomes more likely than not that the benefit of our federal and state deferred tax assets will be realized through expected future taxable income in the United States

Company highlights Pure-play solution to vast unmet medical needs with huge TAM accelerated by COVID 2 Purpose-built platform designed to optimize outcomes for patients, clinicians and payors 3 Sizeable credentialed providers’ network addressing a wide spectrum of clinical needs 4 Scalable technology stack driven by robust behavioral data set Science-based approach leads to meaningful clinical outcomes Hudson Executive / Talkspace partnership further accelerates growth Deep enterprise relationships in healthcare and other industries Public market and M&A expertise

Talkspace is a preeminent digital behavioral health platform This is just the beginning for us Our goal is to become a full stack one-stop shop behavioral health provider, able to serve any user’s needs across their care journey

Thank you

Appendix

Hudson Executive Investment Corp. overview

- Founder / Managing Partner of Hudson Executive Capital
- Former CFO / Vice Chairman of J.P. Morgan and Head of Americas Investment Banking
- 35-years of M&A leadership, including some of largest Healthcare transactions



Doug Braunstein



Doug Bergeron

- Managing Partner of Hudson Executive Capital
- 35-year successful FinTech track record including 12 years as CEO of VeriFone, during which time enterprise value grew from $50 million to over $5 billion
- Tech investor and mentor to management teams

HUDSON EXECUTIVE CAPITAL

- HEC is an investment firm that helps drive portfolio company strategy through active engagement with management
- Dedicated investment team with deep knowledge of public market positioning
- Leverage CEO network for guidance on investments
- HEC, along with Doug Braunstein and Doug Bergeron, is a co-sponsor of the SPAC

Select HEC investments

AtriCure

Corindus

HeartWare

natera

tivity HEALTH

CEO network: Select Healthcare Executives

- **Marc Casper**: *President, CEO and Director* — ThermoFisher SCIENTIFIC
- **Stephen Hemsley**: *Former CEO and current Chairman* — UNITEDHEALTH GROUP
- **Alan Miller**: *Founder, Chairman and CEO* — UHS
- **Fred Eshelman**: *Former Chairman and CEO* — PPD
- **Paul Ormond**: *Former Chairman and CEO* — HCR ManorCare

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Pro forma capitalization and ownership Estimated transaction sources & uses1 ($mm) Sources SPAC Cash in Trust $414 Hudson Executive Capital Forward Purchase $25 PIPE $300 Total cash sources $739 Uses Cash to balance sheet $250 Secondary proceeds $444 Estimated transaction expenses1 $45 Total cash uses $739 Post-money valuation at close ($mm) PF Transaction Illustrative Talkspace Share Price $10 PF Shares Outstanding 165.0 Total Equity Value $1,650 ( ) Debt at close $0 (-) Cash at close ($250) PF Enterprise Value $1,400 PF EV / 2021E Net Revenue 11.2x PF EV / 2022E Net Revenue 6.8x Illustrative post-transaction ownership2 1 Transaction expenses are an estimate; 2 Total pro forma shares outstanding includes 83.9 million rollover equity shares, 41.4 million for HEIC public investors, 30.0 million from PIPE, 7.2 million SPAC sponsor shares, and 2.5 million from HEIC forward purchase agreement. Assumes no redemptions, no management awards and does not include impact of dilution from 20.7 million public warrants,10.3 million private warrants, and 1.3 million FPA warrants. 1.6 million SPAC sponsor share vest when the stock reaches $12 and 1.6 million share at $15

Valuation benchmarking to peers Source: FactSet as of 03/05/21; 1 Disruptive Healthcare includes mean of: Accolade, DexCom, Health Catalyst, HealthEquity, Inspire Medical, iRhythm, Novocure, Oak Street, One Medical, Phreesia, Veeva; 2 High Growth Internet includes mean of: Chegg, Etsy, Fiverr, Match, Shopify, Upwork, Zoom; 3 Represents PF HEC multiples

Legal and regulatory

Regulatory environment Regulatory reforms Traditionally, intimate nature of behavioral health care has placed a regulatory burden on teletherapy CMS expanded services and waived barriers to coverage of teletherapy video and messaging platforms States issuing waivers to allow cross-state practicing of tele-therapy services In many cases, reimbursement rates have improved California published guidelines to promote effective sharing of behavioral health information Outlook “[Patients] pointed to the rapid responses from state and federal agencies by way of relaxed regulations as essential to their early and ongoing success with virtual care” – National Council for Behavioral Health “Increased sharing of data will better inform the current state of a person and will allow for proactive identification of potential behavioral health issues before they arise” – Deloitte 80 New telehealth services temporarily approved by CMS in response to COVID-19

Licensing & credentialing as first step towards full practice management services

Goals of credentialing process

1. Timely processing of applications
2. Safety of clients and quality to care
3. Access to care

Types of providers credentialed

- ✓ Licensed Ph.D./Psy.D.
- ✓ Masters-level licensed social workers (LCSW, LISCW etc.)
- ✓ Marriage & family counselers
- ✓ Masters level licensed counselers (LPC, LPCC, etc.)
- ✓ Psychiatrists (MD/DO)
- ✓ Nurse practitioner & prescriptive authority
- ✓ Physicians assistants

Credentialing process

Credential

- In-house credentialing quality control committee
- Utilize CredSimple vendor
- Confirms:
  - Education & training
  - State licensure
  - Disciplinary actions or sanctions
  - Insurance coverage
  - Liability claims

Ongoing maintenance

- Credentials reviewed annually
- Ongoing live monitoring of liability claims, disciplinary actions and new state lincenses

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Talk space

Additional Information and Where to Find It

This press release relates to a proposed transaction between Talkspace and HEIC. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. HEIC has filed a registration statement on Form S-4 with the SEC, which includes a document that serves as a prospectus and proxy statement of HEIC, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all HEIC shareholders. HEIC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of HEIC are urged to read the registration statement and the related proxy statement/prospectus (including all amendments and supplements thereto) and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by HEIC through the website maintained by the SEC at www.sec.gov. The documents filed by HEIC with the SEC also may be obtained free of charge at HEIC’S website at https://hudsoninvestcorp.com/investors or upon written request to Hudson Executive Investment Corp., 570 Lexington Avenue, 35th Floor, New York, NY 10022.

Participants in Solicitation

HEIC and its directors and executive officers may be deemed to be participants in the solicitation of proxies from HEIC’s shareholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Talkspace and HEIC, including statements regarding the anticipated benefits of the transaction, the anticipated timing of the transaction, the services offered by Talkspace and the markets in which it operates, and future financial condition and performance of Talkspace and expected financial impacts of the transaction (including future revenue, pro forma enterprise value and cash balance), the satisfaction of closing conditions to the transaction, the PIPE transaction, and the level of redemptions of HEIC’s public shareholders. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward looking statements in this press release, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of HEIC’s securities, (ii) the risk that the transaction may not be completed by HEIC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by HEIC, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval of the merger agreement by the shareholders of HEIC, the satisfaction of the minimum trust account amount following redemptions by HEIC’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the business combination, (v) the occurrence of any event, change, or other circumstance that could give rise to the termination of the merger agreement, (vi) the effect of the announcement or pendency of the transaction on Talkspace’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans and operations of Talkspace, (viii) the outcome of any legal proceedings that may be instituted against Talkspace or against HEIC related to the merger agreement or the proposed transaction, (ix) the ability to maintain the listing of HEIC’s securities on The Nasdaq Stock Market, (x) the price of HEIC’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which HEIC plans to operate, variations in performance across competitors, changes in laws and regulations affecting HEIC’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities, and (xii) the risk of downturns in the highly competitive telehealth and teletherapy markets. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of HEIC’s Registration Statement on Form S-4 discussed above and other documents filed by HEIC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Talkspace and HEIC assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Talkspace nor HEIC gives any assurance that either Talkspace or HEIC will achieve its expectations.